Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2005	2004	2005	2004
Numerator:
Net Income	$1,863,650	$1,384,418	$5,098,507	$4,338,464

Denominator:
Denominator for basic earnings per share-weighted-average shares	10,392,973	9,950,330	10,232,203	9,879,034
Effect of dilutive securities:
Employee stock options	236,979	149,626	191,982	174,222
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,629,952	10,099,956	10,424,185	10,053,256

Basic earnings per share	$0.18	$0.14	$0.50	$0.44
Diluted earnings per share	$0.18	$0.14	$0.49	$0.43